UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D

1	Names of Reporting Persons Darcie S. Glazer Irrevocable Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.9%

14	Type of Reporting Person OO

CUSIP No. G5784H106	13D

1	Names of Reporting Persons Darcie S. Glazer

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.9%

14	Type of Reporting Person IN

CUSIP No. G5784H106	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by the Darcie S. Glazer Irrevocable Exempt Trust (the “Trust”) and Darcie S. Glazer (the “Trustee” and, together with the Trust, the “Reporting Persons”) and relates to the Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”).  Amendment No. 1 amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission August 23, 2013 (as so amended, the “Statement”).

Item 4.                            Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information.

On August 14, 2015, Red Football Limited Partnership, a Nevada limited partnership (“Red Football LP”), assigned 3,500,000 Class B ordinary shares of the Issuer (the “Ordinary Shares”) to the Trust pursuant to an assignment of shares dated August 14, 2015 (the “Assignment of Shares”).  No consideration was paid by the Trust for the Ordinary Shares.

The description of the Assignment of Shares does not purport to be complete and is qualified in its entirety by reference to the full text of the Assignment of Shares which is filed as an exhibit to this Statement, and is incorporated herein by reference.

Item 5.                            Interest in Securities of the Issuer

Item 5 is hereby amended and restated by the following.

(a) — (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Darcie S. Glazer Irrevocable Exempt Trust	7,000,000	14.9%	0	7,000,000	0	7,000,000
Darcie S. Glazer	7,000,000	14.9%	0	7,000,000	0	7,000,000

CUSIP No. G5784H106	13D

(1)                  The Trust is the record holder of 7,000,000 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.

(2)                     Based on 39,873,074 Class A ordinary shares outstanding as of July 31, 2015, and assumes conversion of the Class B ordinary shares held by the Reporting Persons.

(c)

Except as reported in Item 4 above, during the past 60 days neither of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)

None.

(e)

Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by inserting the following information.

Item 4 above summarizes certain provisions of the Assignment of Shares and is incorporated herein by reference.  A copy of the Assignment of Shares is attached as an exhibit to this Statement, and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G5784H106	13D

Item 7.     Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons on August 23, 2013).
3	Assignment of Shares dated August 14, 2015.

CUSIP No. G5784H106	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 14, 2015

Darcie S. Glazer Irrevocable Exempt Trust

by:	/s/ Darcie S. Glazer
Name:	Darcie S. Glazer
Title:	Trustee

Darcie S. Glazer

by:	/s/ Darcie S. Glazer
Name:	Darcie S. Glazer